UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                            .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Reports Results For Second Quarter Fiscal 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: August 9, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR

SECOND QUARTER FISCAL 2006

– Results of Once-Daily Tramadol Study MDT3-005 Added to U.S. NDA;

Once-Daily Tramadol Product Launched in Czech Republic and Slovakia –

LAVAL, Quebec (August 8, 2006) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its results for the second quarter of fiscal 2006, ended June 30, 2006. All figures are in Canadian dollars unless otherwise stated.

“In the United States, we submitted the positive results from clinical trial MDT3-005 for once-daily tramadol during the quarter. Our file is in active review and, with a PDUFA date of September 28th , 2006, we continue to work closely with our marketing partner, Purdue Pharma, in preparation for launch as rapidly as possible should our product receive approval. In Europe, we are working diligently with our partners towards additional launches of our product during the second half of this year,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

Key Developments for the Quarter

•	Submitted Positive Results for Phase III Clinical Trial on Once-Daily Tramadol – As planned, Labopharm submitted the positive results of its Phase III clinical trial on its once-daily formulation of tramadol, MDT3-005 conducted under an S.P.A., to the U.S. Food and Drug Administration (FDA). The results were added to the Company’s New Drug Application (NDA), which was submitted to the FDA in November 2005. The PDUFA date remains September 28, 2006.

•	Received Marketing Authorization for Additional Countries – In addition to Germany, Labopharm has received marketing authorization for its once-daily tramadol product in 16 countries, including the United Kingdom and Spain.

•	Secured Grunenthal as Marketing Partner for Belgium – Labopharm signed a licensing and distribution agreement for its once-daily tramadol product for Belgium with Grunenthal GmbH, the largest marketer of tramadol products in that country. The agreement brings the number of European countries for which Labopharm has established marketing partnerships to 22, which, combined, account for more than 90% of tramadol sales in Europe.

•	Secured GSK as Marketing Partner for Once-Daily Tramadol for Mexico – Labopharm expanded its licensing and distribution agreement with Glaxo Group Limited (GSK) for 20 Latin American and Caribbean countries to included Mexico.

•	Completed Cross-Border Offering and Listing on NASDAQ – Labopharm completed a cross-border public offering of shares that generated net proceeds to the Company in excess of CDN$100 million. Concurrently with the offering, the Company’s shares were listed on NASDAQ.

Key Developments Subsequent to Quarter End

•	Launched Once-Daily Tramadol Product in the Czech Republic and Slovakia – Following receipt of national marketing authorizations, Labopharm’s once-daily tramadol product was commercially launched in the Czech Republic and Slovakia by the Company’s marketing partner for these countries, CSC Pharmaceuticals. These launches are the first in a series of launches by CSC in Austria and 14 Eastern European countries.

Financial Results

Revenue for the second quarter of 2006 was $3.1 million compared with $11,000 for the second quarter of fiscal 2005. Product sales were $0.9 million and consisted of sales of the Company’s once-daily tramadol product to HEXAL AG for distribution in Germany and to CSC Pharmaceuticals for distribution in the Czech Republic and Slovakia, where the Company’s product was launched subsequent to quarter end. The Company did not have product sales in the second quarter of fiscal 2005. Licensing revenue for the second quarter was $2.2 million, representing a portion of previously received up-front and milestone payments from the Company’s licensing and distribution partners for the U.S. and Europe, which are being recognized over the term of the Company’s obligations under those arrangements. Licensing revenue for the second quarter of fiscal 2005 was $11,000.

Research and development expenses before tax credits for the second quarter of fiscal 2006 decreased to $4.5 million from $5.6 million for the second quarter of fiscal 2005. The decrease was primarily due to the incurrence of costs related to the Company’s clinical trial program for once-daily tramadol and for the validation of commercial manufacturing process for once-daily tramadol at a second manufacturer in the corresponding period of last year. The decrease was partially offset by a general increase in the Company’s research and development capacity. Tax credits for the second quarter of fiscal 2006 increased to $0.3 million from $0.2 million for the corresponding quarter of fiscal 2005 due to the recognition of previously unrecorded Canadian Federal research and development tax credits.

Selling, general and administrative costs for the second quarter of fiscal 2006 increased to $4.0 million from $2.8 million for the second quarter of fiscal 2005. The increase was attributable to personnel recruitment, development of a communications and marketing platform for the Company’s once-daily tramadol product, costs related to the Company’s shares becoming listed on NASDAQ and higher non-cash stock-based compensation expense. Financial expenses for the quarter were $0.7 million compared with $0.2 million for the second quarter of fiscal 2005. The increase was the result of interest on the term loan agreement that the Company entered into in June 2005. Income tax expense for the quarter was $0.1 million compared to $1,000 for the second quarter of fiscal 2005.

Net loss for the second quarter of fiscal 2006 decreased to $5.5 million, or $0.11 per share, from $8.8 million, or $0.21 per share, for the second quarter of fiscal 2005.

Cash, cash equivalents and short-term investments as at June 30, 2006 were $118.8 million, compared with $34.9 million as at December 31, 2005. The increase was primarily the result of the generation of net proceeds of $103.5 million from the cross-border equity financing completed in May 2006.

For the six-month period ended June 30, 2006, revenue was $7.4 million compared with $0.8 million for the corresponding period of fiscal 2005. Product sales were $2.9 million and licensing revenue for the same sixth-month period was $4.4 million, representing a portion of previously received up-front and milestone payments from the Company’s licensing and distribution partners for the U.S. and Europe. Licensing revenue for the corresponding period of fiscal 2005 was $0.8 million.

Research and development expenses before tax credits for the first half of fiscal 2006 increased to $10.9 million from $9.9 million for the first half of fiscal 2005. The increase was primarily due to increased clinical trial activity during the first half of 2006, as well as a general increase in the Company’s research and development capacity. Selling, general and administrative costs for the first half of fiscal 2006 increased to $7.0 million from $5.2 million for the first half of fiscal 2005. The increase was attributable to personnel recruitment, development of a communications and marketing platform for the Company’s once-daily tramadol product, costs and fees related to the NASDAQ listing, as well as higher non-cash stock-based compensation expense. Financial expenses for the first half of the year were $1.4 million compared with $0.4 million for the first half of last year. Income tax expense for the first half of the year was $0.6 million compared to $1,000 for the first half of last year.

Net loss for the first six months of fiscal 2006 decreased to $12.3 million, or $0.26 per share, from $14.7 million, or $0.34 per share, for the corresponding period of fiscal 2005.

About Labopharm Inc.

Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) is an international, specialty pharmaceutical company focused on the development of drugs incorporating Contramid®, the Company’s proprietary advanced controlled-release technology. Labopharm’s lead in-house product, a once-daily formulation of the analgesic tramadol, has received regulatory approval in 22 European countries and commercial launch of the product across Europe is underway. In the U.S., the Company’s NDA for once-daily tramadol is under review at the FDA and the Company has secured a licensing and distribution agreement with Purdue Pharma. The Company’s pipeline includes a combination of in-house and partnered programs with products both in clinical trials and in preclinical development. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Corporation’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug thereafter. Investors should consult the Corporation’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Warren Whitehead	Jason Hogan – Toronto
Chief Financial Officer	Media and Investor Relations
Tel: (450) 680-2423	Tel: (416) 815-0700
ir@labopharm.com	jhogan@equicomgroup.com

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[Thousands of Canadian dollars]	As at June 30, 2006 $	As at Dec. 31, 2005 $
ASSETS
Current
Cash and cash equivalents	94,679	20,282
Short-term investments	24,094	14,611
Accounts receivable	2,565	532
Research and development tax credits receivable	1,346	875
Income tax receivable	434	426
Inventories	3,914	2,188
Prepaids and other assets	787	452

Total current assets	127,819	39,366

Restricted long-term investments	1,272	1,271
Property, plant and equipment	10,131	10,280
Intangible assets	3,225	3,231
Deferred financing costs	253	364
Future tax assets	36	—

	142,736	54,512

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	9,482	10,090
Current portion of deferred revenue	9,177	9,067
Current portion of obligations under capital leases	89	83
Current portion of long-term debt	3,875	3,383

	22,623	22,623
Deferred revenue	17,051	20,834
Obligations under capital leases	5,794	5,840
Long-term debt	5,485	7,818

	50,953	57,115
Shareholders’ equity (deficiency)
Common shares, no par value, unlimited shares authorized, 56,727,963 and 43,673,863 issued and outstanding as at June 30, 2006 and as at December 31, 2005, respectively	241,524	135,631
Contributed surplus	7,182	6,350
Deficit	(156,923)	(144,584)

Total shareholders’ equity (deficiency)	91,783	(2,603)

	142,736	54,512

CONSOLIDATED STATEMENTS OF OPERATIONS

[Unaudited]

For the:

	Three months ended		Six months ended
[Thousands of Canadian dollars, except share and per share amounts]	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $
REVENUE
Product sales	902	—	2,947	—
Cost of goods sold, including depreciation expense of $9 and $16 for the three months and the six months ended June 30, 2006 respectively [nil in 2005]	564	—	1,592	—

Gross profit on product sales	338	—	1,355	—
OTHER REVENUE
Licensing	2,217	11	4,443	751

	2,555	11	5,798	751
EXPENSES AND OTHER INCOME
Research and development expenses	4,501	5,606	10,896	9,862
Government assistance	(321)	(206)	(1,041)	(746)

	4,180	5,400	9,855	9,116
Selling, general and administrative expenses	3,965	2,786	6,991	5,172
Financial expenses	683	204	1,412	410
Depreciation and amortization	409	414	830	819
Interest income	(798)	(102)	(1,006)	(237)
Foreign exchange (gain) loss	(411)	97	(593)	188

	8,028	8,799	17,489	15,468

LOSS BEFORE INCOME TAXES	(5,473)	(8,788)	(11,691)	(14,717)
Income taxes :
Current	105	1	684	1
Future	(36)	—	(36)	—

NET LOSS FOR THE PERIOD	(5,542)	(8,789)	(12,339)	(14,718)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.11)	(0.21)	(0.26)	(0.34)

Weighted average number of shares outstanding	48,304,129	42,800,835	46,729,289	42,710,427

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

For the:

	Three months ended		Six months ended
[Thousands of Canadian dollars]	June 30, 2006 $	June 30, 2005 $	June 30, 2006 $	June 30, 2005 $
OPERATING ACTIVITIES
Net loss for the period	(5,542)	(8,789)	(12,339)	(14,718)
Items not affecting cash:
Depreciation of property, plant and equipment	363	380	730	750
Amortization of intangible assets	55	34	116	69
Amortization of deferred financing costs	54	—	111	—
Unrealized foreign exchange (gain) loss	(374)	73	(473)	181
Future income taxes	(36)	—	(36)	—
Stock-based compensation	824	521	1,365	647

	(4,656)	(7,781)	(10,526)	(13,071)
Net change in non-cash operating items	(4,781)	(1,065)	(9,667)	371

	(9,437)	(8,846)	(20,193)	(12,700)

INVESTING ACTIVITIES
Acquisition of short-term investments	(22,064)	(2,407)	(25,397)	(3,798)
Disposals of short-term investments	—	—	—	958
Maturities of short-term investments	11,337	8,257	15,914	17,203
Acquisition of property, plant and equipment	(370)	(210)	(581)	(358)
Acquisition of intangible assets	(602)	(39)	(665)	(86)

	(11,699)	5,601	(10,729)	13,919

FINANCING ACTIVITIES
Repayment of capital lease obligations	(20)	(44)	(40)	(90)
Proceeds from issuance of capital stock	113,794	241	114,544	860
Issuance costs of capital stock	(7,784)	—	(7,784)	—
Repayment of long-term debt	(867)	—	(1,404)	—
Proceeds from issuance of long-term debt	—	11,586	—	11,586
Proceeds from issuance of warrants	—	731	—	731
Deferred financing costs	—	(154)	—	(154)

	105,123	12,360	105,316	12,933

Effect of exchange rates changes on cash and cash equivalents held in foreign currencies	(75)	(136)	3	(250)
Increase in cash and cash equivalents	83,912	8,979	74,397	13,902
Cash and cash equivalents, beginning of period	10,767	7,732	20,282	2,809

Cash and cash equivalents, end of period	94,679	16,711	94,679	16,711

Cash flows include the following items:
Interest paid	515	204	1,059	410
Income taxes paid	62	1	114	1